UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31951 / December 30, 2015

In the Matter of

ALCENTRA CAPITAL CORPORATION
ALCENTRA MIDDLE MARKET FUND IV, L.P.
ALCENTRA NY, LLC
ALCENTRA LIMITED
ALCENTRA BDC EQUITY HOLDINGS, LLC
BNY MELLON ALCENTRA MULTI-STRATEGY CREDIT FUND, INC.
THE DREYFUS CORPORATION

200 Park Avenue, 7th Floor
New York, NY 10166

(File No. 812-14374)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Alcentra Capital Corporation, Alcentra Middle Market Fund IV, L.P., Alcentra NY, LLC,
Alcentra Limited, Alcentra BDC Equity Holdings, LLC, BNY Mellon Alcentra Multi-Strategy
Credit Fund, Inc., and The Dreyfus Corporation filed an application on October 16, 2014, and
amendments to the application on April 2, 2015, and August 6, 2015, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit business
development companies and certain registered closed-end management investment companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with affiliated investment funds.

On December 4, 2015, a notice of the filing of the application was issued (Investment Company
Act Release No. 31927). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Alcentra Capital Corporation, <u>et al</u>. (File No. 812-14374) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary